# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEELOS THERAPEUTICS, INC., CIK 0001017491
CUSIP: 81577F406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 PARK AVENUE, 2ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 11/14/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001310379

## Reporting persons
- Weber Mark: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 46,480; shared voting power 0; sole dispositive power 46,480; shared dispositive power 0; aggregate amount beneficially owned 46,480 (10.7% of the class)

## Item 1. Issuer
Name of issuer: SEELOS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 300 PARK AVENUE, 2ND FLOOR, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: Mark Weber
Address of principal business office or, if none, residence: 131 Saint Martin Drive Palm Beach Gardens FL 33418
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 46480
Percent of class: 10.66
Sole power to vote or to direct the vote: 46480
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 46480
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Weber Mark: Mark Weber, Individual (11/14/2024)